UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ALEXANDER & BALDWIN, INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

014491104
(CUSIP Number)

David Bell
EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201
(703) 997-5716

With a copy to:

Jonathan Adler
Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014491104	Page 2

1	NAME OF REPORTING PERSON EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,623,130
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,623,130
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (1)
14	TYPE OF REPORTING PERSON IA

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 3

1	NAME OF REPORTING PERSON Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,623,130
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,623,130
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 4

1	NAME OF REPORTING PERSON EJF Debt Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,185,522
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,185,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 5

1	NAME OF REPORTING PERSON EJF Debt Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,185,522
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,185,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 6

1	NAME OF REPORTING PERSON EJF Financial Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 650,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 7

1	NAME OF REPORTING PERSON EJF Financial Services GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 650,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 8

1	NAME OF REPORTING PERSON EJF Debt Opportunities Master Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 487,252
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 487,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 9

1	NAME OF REPORTING PERSON EJF Debt Opportunities II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 487,252
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 487,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 10

1	NAME OF REPORTING PERSON EJF Income Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 11

1	NAME OF REPORTING PERSON EJF Income GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 12

1	NAME OF REPORTING PERSON Beltway Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 236,213
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 236,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

CUSIP No. 014491104	Page 13

1	NAME OF REPORTING PERSON EJF Beltway Strategic Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 236,213
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 236,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 48,871,931 shares of common stock disclosed by the Issuer as outstanding as of June 30, 2015, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2015.

ITEM 1.                          SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement") relates to the common stock, without par value (the "Common Stock"), of Alexander & Baldwin, Inc., a Hawaii corporation (the "Issuer").  The address of the Issuer's principal executive offices is 822 Bishop Street, Honolulu, Hawaii 96813.

ITEM 2.                                        IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by the following persons (collectively, the "Reporting Persons")*:

•	EJF Capital LLC
•	Emanuel J. Friedman
•	EJF Debt Opportunities Master Fund, L.P. (the "Debt Fund")
•	EJF Debt Opportunities GP, LLC
•	EJF Financial Services Fund, LP (the "Financial Services Fund")
•	EJF Financial Services GP, LLC
•	EJF Debt Opportunities Master Fund II, LP (the "Debt Fund II")
•	EJF Debt Opportunities II GP, LLC
•	EJF Income Fund, LP (the "Income Fund")
•	EJF Income GP, LLC
•	Beltway Strategic Opportunities Fund L.P. (the "Beltway Fund" and together with the Debt Fund, the Financial Services Fund, the Debt Fund II and the Income Fund, the "Funds")
•	EJF Beltway Strategic Opportunities GP LLC

* The Reporting Persons have entered into a joint filing agreement, dated as of September 11, 2015, a copy of which is attached hereto as Exhibit 99.1.

(b)	The address of the principal business office of each of the Reporting Persons is 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

(c)	EJF Capital LLC

EJF Capital LLC ("EJF"), an investment adviser that is registered under the Investment Advisers Act of 1940, provides investment advice to and manages, either directly or through a general partner or investment manager of which it is the sole member, pooled investment vehicles and separately managed accounts, including the Funds (such vehicles and accounts on whose behalf the Issuer's shares have been purchased are collectively referred to herein as, "Clients").

Emanuel J. Friedman

The principal occupation of Emanuel J. Friedman is serving as the controlling member of EJF.

EJF Debt Opportunities GP, LLC

The principal business of EJF Debt Opportunities GP, LLC is serving as the general partner of the Debt Fund and as general partner and investment manager of certain affiliates thereof.

EJF Financial Services GP, LLC

The principal business of EJF Financial Services GP, LLC is serving as the general partner of the Financial Services Fund and as investment manager of an affiliate thereof.

EJF Debt Opportunities II GP, LLC

The principal business of EJF Debt Opportunities II GP, LLC is serving as the general partner of the Debt Fund II and as investment manager of an affiliate thereof.

EJF Income GP, LLC

The principal business of EJF Income GP, LLC is serving as the general partner of the Income Fund and as investment manager of an affiliate thereof.

EJF Beltway Strategic Opportunities GP LLC

The principal business of EJF Beltway Strategic Opportunities GP LLC is serving as the general partner of the Beltway Fund.

Clients

The principal business of the Clients is investing in securities.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(c) above.

ITEM 3.                                        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of September 11, 2015, as reflected in this Statement, the Reporting Persons beneficially owned an aggregate of 2,623,130 shares of Common Stock (the "Subject Shares").

The Subject Shares were acquired by or on behalf of the Clients, including the Funds, using investment capital and, with respect to the Funds, such investment capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The aggregate consideration paid for the Subject Shares purchased by the Reporting Persons, including brokerage commissions, was approximately $103,626,265.

ITEM 4.                                        PURPOSE OF TRANSACTION

The Subject Shares were acquired by the Clients, including the Funds, for investment purposes.  The Reporting Persons believe that the shares of Common Stock are undervalued and are an attractive investment.

Certain of the Reporting Persons have engaged in discussions with the Issuer's management regarding the Issuer's business and strategies, including options for enhancing shareholder value in a timely fashion through various strategic alternatives including, but not limited to, highlighting the value of the Issuer's Real Estate Leasing business, (potentially by separating that business from the Issuer's other attractive assets), focusing on capital allocation, improving the company's debt structure, returning capital to shareholders through share buybacks, enhancing disclosure and investor communications, and general corporate matters.  The Reporting Persons may seek to engage in future discussions with management, the Issuer's Board of Directors (the "Board") and other shareholders of the Issuer and other persons concerning the business, assets, capitalization, financial condition, operations, governance, management, and strategic future plans of the Issuer.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Clients' investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

ITEM 5.                                        INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based upon the 48,871,931 shares of Common Stock outstanding as of June 30, 2015, as disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 2015 and filed with the Securities and Exchange Commission on August 7, 2015.

The Debt Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,185,522 such shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock.  EJF Debt Opportunities GP, LLC, as the general partner of the Debt Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,185,522 such shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock.

The Financial Services Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 650,000 such shares of Common Stock, representing 1.3% of the outstanding shares of Common Stock.  EJF Financial Services GP, LLC, as the general partner of the Financial Services Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 650,000 such shares of Common Stock, representing 1.3% of the outstanding shares of Common Stock.

The Debt Fund II beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 487,252 such shares of Common Stock, representing 1.0% of the outstanding shares of Common Stock.  EJF Debt Opportunities II GP, LLC, as the general partner of the Debt Fund II, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 487,252 such shares of Common Stock, representing 1.0% of the outstanding shares of Common Stock.

The Income Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 5,000 such shares of Common Stock, representing 0.01% of the outstanding shares of Common Stock.  EJF Income GP, LLC, as the general partner of the Income Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 5,000 such shares of Common Stock, representing 0.01% of the outstanding shares of Common Stock.

The Beltway Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 236,213 such shares of Common Stock, representing 0.5% of the outstanding shares of Common Stock.  EJF Beltway Strategic Opportunities GP LLC, as the general partner of the Beltway Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 236,213 such shares of Common Stock, representing 0.5% of the outstanding shares of Common Stock.

EJF, as an investment manager managing the Clients, either directly or through a general partner or investment manager of which it is the sole member, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 2,623,130 such shares of Common Stock beneficially owned by the Clients, including the Funds, representing 5.4% of the outstanding shares of Common Stock.  By virtue of Emanuel J. Friedman's position as the controlling member of EJF, Emanuel J. Friedman beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 2,623,130 such shares of Common Stock, representing 5.4% of the outstanding shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that they constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.

(c)	Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that dividends from, and proceeds from the sale of, the shares of Common Stock held by EJF's managed accounts may be delivered to such accounts.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.                                        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:                             Joint Filing Agreement, dated September 11, 2015

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 11, 2015

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF FINANCIAL SERVICES FUND, LP

By:	EJF FINANCIAL SERVICES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF INCOME FUND, LP

By:	EJF INCOME GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF INCOME GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.

By:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

SCHEDULE I

Shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.  The transactions described below were effected in the open market through brokers by the Financial Services Fund.  As reflected in Item 5, and by virtue of the relationships described therein, the Financial Services Fund, EJF Financial Services GP, LLC, EJF Capital LLC and Emanuel J. Friedman may each be deemed to share beneficial ownership of the shares reflected in the transactions listed below.

Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	Total Price (1)
09/10/2015	35,000	$34.80	$1,217,906
09/09/2015	9,820	$34.66	$340,323
09/09/2015	24,577	$34.51	$848,056
09/08/2015	10,309	$34.78	$358,591
09/08/2015	36,264	$34.85	$1,263,913
09/08/2015	9,030	$34.78	$314,099
09/04/2015	69,900	$34.25	$2,394,278
09/04/2015	100	$34.20	$3,420
09/02/2015	1,315	$33.45	$43,990
09/01/2015	5,000	$33.56	$167,815
09/01/2015	205	$33.39	$6,844
08/31/2015	8,000	$33.46	$267,714
08/14/15	8,500	$36.95	$314,075
08/13/15	1,000	$37.22	$37,219
08/13/15	200	$37.03	$7,405
08/13/15	6,382	$37.14	$237,042
08/13/15	25,000	$37.28	$932,000
08/12/15	1,200	$36.94	$44,330
08/12/15	18,891	$37.02	$699,394
08/12/15	19,832	$37.18	$737,292
08/12/15	1,350	$36.74	$49,593
08/11/15	11,191	$36.64	$410,060
08/11/15	3,300	$36.45	$120,277
08/11/15	2,994	$36.59	$109,559
08/11/15	10,000	$36.49	$364,850
08/11/15	10,640	$36.79	$391,485
08/10/15	5,425	$36.33	$197,064
08/10/15	11,485	$36.39	$417,980
08/10/15	3,090	$36.25	$112,006
08/07/15	50,000	$35.98	$1,798,750
08/06/15	15,000	$37.40	$561,032
08/05/15	15,000	$37.54	$563,046
08/04/15	20,000	$37.68	$753,680
08/03/15	20,000	$37.67	$753,310
07/31/15	8,007	$38.13	$305,327
07/31/15	17,966	$37.89	$680,793
07/30/15	327	$37.48	$12,257
07/30/15	10,000	$37.74	$377,366
07/29/15	8,700	$37.87	$329,445
07/28/15	15,000	$37.83	$567,471
07/27/15	10,000	$37.85	$378,500
07/24/15	22,000	$37.96	$835,010
07/24/15	19,221	$37.96	$729,606
07/24/15	2,136	$37.80	$80,739
07/24/15	8,621	$37.91	$326,829
07/23/15	914	$38.20	$34,915
07/23/15	27,726	$38.23	$1,059,968
07/23/15	100	$38.30	$3,830
07/22/15	8,305	$38.70	$321,364
07/21/15	20,977	$38.49	$807,501

(1) Not including any brokerage commissions or service charges.